ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 18, 2012	Chetan Aras (617) 235-4814 chetan.aras@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Laura Hatch

Re: Martin Currie Business Trust (Registration No. 811- 08612) - Responses to Comments Regarding Registration Statement on Form N-1A, Annual Report on Form N-CSR, and Quarterly Schedule of Investments on Form N-Q

Dear Ms. Hatch:

On July 8, 2011, the Martin Currie Business Trust (the “Trust” or the “Registrant,” and each of its series, a “Fund”) filed its annual report for the year ended April 30, 2011 (the “Annual Report”) on Form N-CSR.  On August 26, 2011, the Trust filed Amendment No. 19, the Trust’s annual updating amendment (the “Amendment”), to its Registration Statement on Form N-1A (the “Registration Statement”), pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”).  On September 28, 2011, the Trust filed its Quarterly Schedule of Portfolio Holdings for the quarter ended July 31, 2011 on Form N-Q (the “Quarterly Schedule”).  On November 28, 2011, you provided, via telephone, oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Annual Report, the Amendment and the Quarterly Schedule.  We respectfully submit this comment response letter on behalf of the Trust in response to your comments of November 28th and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, below.

1.                                       Comment:  In future filings, please disclose tax information on Form N-Q pursuant to Rule 12-12 of Regulation S-X, which requires that the Trust state in a footnote certain cost data for securities and related information on unrealized appreciation and/or depreciation for Federal income tax purposes.

Response:  The requested change will be reflected in future Form N-Q filings by the Trust.

2.                                       Comment:  Please state in future Registration Statement amendments whether the chairman of the Board is an interested person of the Trust, and if so, please disclose whether the Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the Fund.  See Item 17(b)(1) of Form N-1A.

Response:  While Jamie Skinner, the interested Trustee, has often served as chairman of meetings of the Board, the Trust has not formally appointed a chairman (although it may do so in the future), and therefore the Trust respectfully submits that this disclosure requirement is inapplicable, in accordance with Item 17(b)(1) of Form N-1A.  Should the Trust take action to formally appoint a chairman, the Trust will reflect the change in any subsequent Registration Statement Filings.  Until such time as a chairman is formally appointed, the Trust will disclose that the Board has not appointed a chairman in future Registration Statement amendments.

3.                                       Comment:  Please clarify an apparent discrepancy in the Annual Report between the total disclosed value of collateral as set forth in the Notes to the Financial Statements (i.e. $9,099,99 for the MCBT Opportunistic EAFE Fund and $1,794,267 for the MCBT Global Emerging Markets Fund) as compared to the value of collateral as set forth in the Statements of Assets and Liabilities (i.e. $10,391,633 for the MCBT Opportunistic EAFE Fund and $2,632,053 for the MCBT Global Emerging Markets Fund).  The collateral value listed on the Statements of Assets and Liabilities matches the value disclosed in the Notes to the Financial Statements with respect to cash collateral but not with respect to non-cash collateral.

Response:  The non-cash portion of collateral is not listed on the Statement of Assets and Liabilities or the Schedule of Investments in the Annual Report as the Trust may not repledge or otherwise dispose of non-cash collateral and does not earn income with respect to such collateral.  The Trust respectfully submits that this treatment is consistent with U.S. GAAP.  In response to the Staff’s comments, the Trust has added in its semi-annual report for the period ended October 31, 2010 the following footnote under the “Securities Lending” sub-header in the Notes to the Financial Statements: “The Fund cannot repledge or dispose of this collateral, nor does the Fund earn any income or receive dividends with respect to this collateral.”

4.                                       Comment:  The Financial Highlights section of the Annual Report sets forth an operating expense ratio of 1.43% for the MCBT Global Emerging Markets Fund (the “GEMS Fund”).  The fee table in the private placement memorandum (the “PPM”) for the GEMS Fund indicates an operating expense ratio of 1.58%.  Please provide an explanation for this apparent discrepancy.

Response:  On January 17, 2011, the contractual management fee for the GEMS Fund increased from 0.80% to 1.00%, which resulted in a blended management fee rate of 0.84% for the fiscal year that began on May 1, 2010 and ended April 30, 2011.  The actual “Other Expense” ratio for the GEMS Fund was 0.58% for the year ended April 30, 2011.  The “Operating gross expenses to average net assets” ratio reflected in the Financial Highlights of 1.43% is comprised of the blended rate (0.84%) plus the Other Expense ratio (0.58%) plus rounding (0.01%).  The Total Annual Fund Operating Expenses figure of 1.58% in the PPM expense table is comprised of the new management fee for the GEMS Fund (1.00%) plus the Other Expense ratio (0.58%).

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As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please do not hesitate to call me at 617-235-4814 if you have any questions or require additional information.

Sincerely,

/s/ Chetan Aras

Chetan A. Aras

cc:	Brendan Bryce
Rebecca McCluskey
Grant Spence
George B. Raine